SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2002

DASSAULT SYSTEMES S.A.
(Exact Name of Registrant as Specified in its Charter)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Registrant's Principal Executive Office)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X Form 40-F __

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ___ No X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ______)

ENCLOSURES:

Dassault Systemes S.A. (the "Company") is furnishing under cover of Form 6-K a press release dated June 12, 2002, announcing that EADS has chosen IBM and Dassault Systemes PLM Solutions.

Europe's Top Aerospace Company EADS Turns to IBM and Dassault Systemes for Product Lifecycle Management Solutions

EADS divisions standardize on CATIA, DELMIA and ENOVIA solutions to streamline development and production processes

Amsterdam, The Netherlands, Stuttgart, Germany and Paris, France – June 12, 2002 – EADS, Europe's largest aerospace and defense group, IBM and Dassault Systemes (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA) today announced the signing of a seven-year multi-million-Euro agreement in which EADS will use IBM's and Dassault Systemes' Product Lifecycle Management (PLM) solutions for all development, construction and production across its divisions worldwide, including EADS Military Aircraft, Eurocopter, Astrium, EADS Launch Vehicles, and EADS CASA.

"*Standardizing on IBM's and Dassault Systemes' PLM solutions will enable all our divisions to share a common engineering infrastructure for development, construction and production*," said Dr. Andreas Groth, senior vice president, Information Management at EADS. "*In this way, we can ensure that the group uses common processes throughout all the phases of product development — from design to service to production — and derive strategic benefit as a result*," added Hans-Erich Mundt, senior vice president, Corporate Sourcing at EADS.

This agreement expands EADS' existing installed base of roughly 1,100 CATIA workstations by 30 percent. During the initial stages of the seven-year agreement, EADS will migrate from CATIA V4 to CATIA V5 for virtual product design coupled with ENOVIA collaborative product data management solutions, which are sold and supported worldwide by IBM. EADS will also implement Dassault Systemes' DELMIA advanced manufacturing solutions to define, simulate and execute complete production processes.

The enterprise installation of the IBM and Dassault Systemes PLM platform will allow EADS to streamline processes and better coordinate activities between divisions, thus providing the Company with greater product standardization and decreased redundancies. EADS is taking this strategic PLM-based approach to improve collaboration, product innovation, management of product-related processes, and dissemination of product information, not only to achieve cost reduction, but also to promote innovation and other value driving processes. These shared product databases will be utilized not only by the research and design teams but also by non-engineering functions, such as product support, purchasing, production and after-sales services.

The CATIA, DELMIA and ENOVIA implementation will provide EADS with a complete PLM business solution allowing e-collaboration between teams, such as product concept and engineering with production and product support. It will also enable EADS to bring innovative products to market more effectively by providing real-time transparency to dynamic and precise product information to all product-support functions.

"*The EADS decision is another important illustration of leading companies recognizing the value we can uniquely deliver with an integrated 3D PLM solution*," said Etienne Droit, Executive Vice President Sales and Marketing, Dassault Systemes. "*With the combined strength of CATIA,*

ENOVIA, and DELMIA, EADS will cover the entire range of industrial manufacturing from digital design to collaborative data management, production and support, and will be able to innovate, share and reuse data accross their teams and divisions, and increase their market responsiveness."

"*We are extremely pleased by this key decision by EADS. It confirms IBM's leading position as a total PLM solutions provider to the aerospace industry,*" said Ed Petrozelli, general manager, IBM Product Lifecycle Management. "*Our solutions, supported by our strong business partner network, and in this case EADS Matra Datavision, will allow EADS to link design more closely to manufacturing, suppliers and ultimately the customer. Improving these core business processes will translate into increased competitiveness for EADS.*"

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About EADS
With revenues amounting to € 30.8 billion in 2001 and a workforce of over 100,000, EADS is the largest European aerospace company and the No 2 worldwide. It is active in the sectors of commercial aircraft, helicopters, space, military transport and combat aircraft as well as defence technology and services. Among others, EADS holds 80 percent of Airbus, 75 percent of the space company Astrium, 100 percent of the helicopter manufacturer Eurocopter, 43 percent in the Eurofighter programme and 37.5 percent in the missile company MBDA. For further information please check the EADS home page at:http://www.eads.net

About IBM
IBM is the world's largest information technology company, with 80 years of leadership in helping businesses innovate. IBM Sales & Distribution, which supports more than a dozen key industries worldwide, works with companies of all sizes around the world to deploy the full range of IBM technologies. The fastest way to get more information about IBM is through the IBM home page at http://www.ibm.com

About Dassault Systemes
Dassault Systemes is the premier global software developer for the CAD/CAM/CAE/PLM market, providing companies with e-business solutions to implement their digital enterprise, thus creating and simulating the entire product life cycle from initial concept to product in service. CATIA, ENOVIA and DELMIA Solutions support industry-specific business processes to help unleash creativity and innovation, reduce development cycle time, improve quality, competitiveness and shareholder value: CATIA supports the digital product definition and simulation, DELMIA provides solutions to define and simulate lean digital manufacturing processes and ENOVIA delivers enterprise solutions that manage a comprehensive, collaborative and distributed model of the digital product, processes and resources. The combined integration creates the Digital Product life cycle Pipeline, supporting reuse of corporate knowledge. SolidWorks and SmarTeam Corp., as Dassault Systemes companies, offer respectively 3D design-centric and collaborative PDM software solutions based on Windows and the Internet. Spatial, also part of the Dassault Systemes family, is a market-leading provider of world-class 3D software components and services (for 3D modeling, visualization, and interoperability) to meet the requirements of 3D in Internet-based e-commerce and B2B applications.
Information about Dassault Systemes is available at http://www.dsweb.com

Press Contacts:

EADS - Rainer Ohler
+49 89 607 34235
rainer.ohler@eads.net

Dassault Systemes - Anthony Marechal
+ 33 1 55 49 84 21
anthony_marechal@ds-fr.com

IBM - Jennifer Feller
+ 331 41 88 61 89
jennyfeller@fr.ibm.com

Dassault Systemes Investor Contacts:

Giles Sanderson, Emma Rutherford,
James Melville Ross
Press: Simon Manley
Financial Dynamics
London tel. +44 207 831 3113

Jean-Benoit Roquette
Press: Nelly Dimey/Lorie Lichtlen
Morgen Walke Europe
Paris tel. +33 1 47 03 68 10

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant, Dassault Systemes, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 12, 2002

DASSAULT SYSTEMES

By: ______________________

Name: Thibault de Tersant

Title: Executive Vice-President, Finance and Administration

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